November 10, 2010

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

RE:         O’Charley’s Inc.
Form 10-K:  For the Fiscal Year Ended December 27, 2009
Filed on March 12, 2010
File No. 000-18629

Dear Mr. Shenk:

On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated September 27, 2010 (the “Follow-Up Letter”), I submit this letter containing the Company’s responses to the Follow-Up Letter.  The Company’s responses to the Follow-Up Letter correspond to the numbered comments in the Follow-Up Letter.  On September 28 the staff agreed to extend to November 12 the Company’s October 11 deadline for responding to the Follow-Up Letter.

Form 10-K:  For the Fiscal Year Ended December 27, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2009 Compared with Fiscal Year 2008, page 28

1.
We note your response to our prior comment one.  You state that quantifying the change in revenue attributable to changes in guest count and average check may confuse readers because the two variables are interrelated.  As an example, you state that a decision to raise prices is likely to negatively impact guest count.  However, we note that the interrelated nature of the variables also applies to the metrics (e.g., change in guest count, average check) that you already disclose.  Unless your investors are already confused by the metrics you disclose, it does not appear that they would be confused by a quantification of the impacts of the changes in those metrics on revenues.  Further, we believe that your disclosure should make clear to investors the extent to which management decisions, such as raising prices, occurred and the impact those decisions had on operating results such as guest counts.  Please revise future filings to quantify the actual dollar amount of aggregate net revenue change during the period attributed to changes in guest count and changes in average check.  We believe that providing this information will not confuse readers, but rather provide a useful and informative insight into the impact of the underlying reasons for the change in revenues.  Please provide us with a copy of your intended revised disclosure.

Response: In future filings, the Company will quantify the actual dollar amount of aggregate net revenue change during the period attributed to changes in guest count and changes in average check. To the extent applicable and material, the Company will also disclose the impact that management decisions such as price changes had on operating results.  An example of our intended disclosure, using the Company’s fiscal year ended December 27, 2009 follows:

(For the O’Charley’s concept) The 4.8 percent decline in same store guest counts contributed $28.0 million to the year-over year-decline in revenue, while the 1.1 percent decline in same store average check contributed $6.0 million to the year-over-year decline in revenue.

(For the Ninety Nine concept) The 4.7 percent decline in same store guest counts contributed $13.9 million to the year-over-year decline in revenue, while the 2.2 percent decline in same store average check contributed $6.2 million to the year-over-year decline in revenue.

(For the Stoney River concept) The 4.7 percent decline in same store guest counts contributed $1.7 million to the year-over-year decline in revenue, while the 12.3 percent decline in same store average check contributed $4.1 million to the year-over year decline in revenue.

2.
We note your response to our prior comment two.  You state that quantification of factors affecting results of operations is not practicable in certain instances.  For factors for which the effect is not quantifiable, please disclose this fact, the basis for your belief for the cited factor, and that such factors are listed in what you believe to be the order of their importance.  So that we may understand how you plan to revise your disclosure in response to this comment and our prior comment two, please provide us with a copy of your intended revised disclosure.

Response: Please see our response to comment three, below, for our intended revised disclosure.

3.
We note your response to our prior comment three.  You state that food cost as a percentage of sales benefited from reducing food waste by adhering more closely to standard recipes.  You state that in future filings you will explain references to “leveraging our theoretical food cost system” this way.  Because your investors’ understanding of your results is aided by plain English disclosures that avoid jargon, we encourage you to avoid including and then explaining jargon and instead simply provide the plain English explanation of what occurred.  Please revise as appropriate.

Response: An example of our revised disclosure in response to this and the prior comment, using the Company’s fiscal year ended December 27, 2009 follows:

During 2009, our cost of food and beverage was $256.8 million, or 29.2 percent of restaurant sales, compared with $276.0 million, or 29.7 percent of restaurant sales in 2008. A number of factors contributed to this $19.2 million decline in food and beverage cost. The decline in restaurant sales accounted for $15.0 million of the decline in our cost of food and beverage, while reductions in commodity prices accounted for $2.7 million of the decline, as lower costs for beef, dairy products and produce were partially offset by higher costs for poultry. Additionally, increased utilization of our food and beverage cost management systems, which help our restaurant managers to control waste and adhere to recipes, accounted for $1.0 million of the decline in our cost of food and beverage.

Item 8. Financial Statements and Supplementary Data

Revenues, page 46

4.
We note your response to our prior comment four.  It appears you intend to quantify the reduction in operating costs for gift cards sold that will not be redeemed in your results of operations disclosure in MD&A and only to the extent it is material for understanding changes in restaurant operating costs.  To clarify our prior comment, we believe you should quantify such amounts in the footnotes to your financial statements, with supplemental disclosure of its impact on results of operations in MD&A as appropriate.  While such amount for fiscal year 2009 was approximately 1% of restaurant operating costs, it was approximately 23% of income from operations.  Because of your relatively narrow operating margins, it appears that changes in gift card breakage recognized into income that might not be material to total restaurant operating costs may very well be material to income from operations.  Please quantify for us the amounts recognized in fiscal years 2008 and 2007 and for the six month interim period ended July 11, 2010.  Please confirm to us that you will quantify such amounts in the footnotes to your future Form 10-K.

Response: The amounts recognized as a reduction in restaurant operating costs for gift cards sold that will not be redeemed was $1.9 million for the 2007 fiscal year, $1.6 million for the 2008 fiscal year, $1.5 million for the 2009 fiscal year, and $1.0 million for the two-quarter interim period ended July 11, 2010. We will quantify such amounts in the footnotes to the Company’s future Form10-K filings.

As you requested in your Comment Letter of July 14, 2010, I acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or further comments.

Sincerely,

/s/ Lawrence E. Hyatt
Lawrence E. Hyatt
Chief Financial Officer
O’Charley’s Inc.